

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2023

Amos Barclay
Partner
Holland & Hart LLP
1800 Broadway, Suite 300
Boulder, Colorado 80302

Re: Moody National REIT II, Inc.
Schedule TO-T filed June 12, 2023
File No. 005-94072

Dear Amos Barclay:

We have reviewed your filing and have the following additional comment. Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Schedule TO-T filed June 12, 2023

Schedule I, page 12

1. We reissue comment one from our comment letter dated June 1, 2023. In this respect, provide the disclosure required by Item 1003(c) of Regulation M-A for each person specified in Instruction C to Schedule TO, including the starting and ending dates of material occupations, positions, offices or employment during the past five years for such person. For example, we note that you have not disclosed the starting and ending dates of Mr. Kook's occupations, positions, offices or employment during the past five years.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions